UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of May 2017

EXFO Inc.
(Translation of registrant's name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On May 2, 2017, EXFO Inc. announced that it has streamlined its monitoring solutions portfolio to focus on testing, active service assurance, fiber monitoring and analytics. This report on Form 6-K sets forth the news release relating to the streamline of EXFO's monitoring solutions portfolio to focus on testing, active service assurance, fiber monitoring and analytics disclosed on May 2, 2017 and is hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: May 2, 2017

PRESS RELEASE
For immediate release

EXFO Streamlines Monitoring Solutions Portfolio
Sharpens focus on testing, active service assurance, fiber monitoring and analytics

QUEBEC CITY, CANADA, May 2, 2017 — EXFO Inc. (NASDAQ: EXFO, TSX: EXF) announced today the company has streamlined its monitoring solutions portfolio to focus on testing, active service assurance, fiber monitoring and analytics.
Accordingly, EXFO will significantly reduce investments in passive wireless monitoring which represented less than 5% of total sales. Staff reductions related to this product line and varied go-to-market adjustments will affect approximately 5% of EXFO's global workforce.
Following this restructuring, which should be completed in the fourth quarter of fiscal 2017, EXFO intends to benefit from annual cost savings of US$8.0 million. The company will also incur one-time restructuring costs of US$4.0 million in the third quarter of 2017.
"EXFO has performed well overall with double-digit revenue growth at the halfway mark of fiscal 2017, but we needed to address an underachieving product line within our monitoring solutions portfolio," said Philippe Morin, EXFO's Chief Executive Officer. "By sharpening our focus on testing, active service assurance, fiber monitoring and analytics, we will better meet growing customer requirements for real-time visibility on virtualized and hybrid networks and, in the process, bolster profitability."
About EXFO
EXFO develops smarter network test, monitoring and analytics solutions for the world's leading communications service providers, network equipment manufacturers and web-scale companies. Since 1985, we've worked side by side with our clients in the lab, field, data center, boardroom and beyond to pioneer essential technology and methods for each phase of the network lifecycle. Our portfolio of test orchestration and real-time 3D analytics solutions turn complex into simple and deliver business-critical insights from the network, service and subscriber dimensions. Most importantly, we help our clients flourish in a rapidly transforming industry where "good enough" testing and data analytics just isn't good enough anymore—it never was for us, anyway. For more information, visit EXFO.com and follow us on the EXFO Blog.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to timing and nature of customer orders; longer sales cycles for complex systems involving customers' acceptances delaying revenue recognition; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For more information:
Anne Douville PR & Media Specialist 418-683-0913, ext. 23463 anne.douville@exfo.com	Vance Oliver Director, Investor Relations 418-683-0913, ext. 23733 vance.oliver@exfo.com